Exhibit 12.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

($ in thousands)
Twelve Months Ended September 30,	2006	2005	2004	2003	2002

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3768	0.3469	0.3566	0.3807	0.3639
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6232	0.6531	0.6434	0.6193	0.6361
Pre-Tax Preferred Stock Dividends	$2,118	$2,021	$2,052	$2,131	$2,075

FIXED CHARGES:
Interest Expense	$43,316	$40,319	$42,106	$42,309	$44,326
Amortization of Debt Premium, Discount and Expense	566	821	426	855	391
Interest Component of Rentals	1,185	1,266	968	594	12

Total Fixed Charges	45,067	42,406	43,500	43,758	44,729
Pre-Tax Preferred Stock Dividends	2,118	2,021	2,052	2,131	2,075

Total Fixed Charges and Preferred Stock Dividends	$47,185	$44,427	$45,552	$45,889	$46,804

EARNINGS:
Net Income before Dividends on Preferred Stock	$85,841	$89,213	$96,590	$110,898	$48,687
Add:
Income Taxes	51,902	47,393	53,544	68,167	27,751
Total Fixed Charges	45,067	42,406	43,500	43,758	44,729

Total Earnings	$182,810	$179,012	$193,634	$222,823	$121,167

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.9	4.0	4.3	4.9	2.6